Exhibit 99.3

Q4 2015 % Change Y/Y Q4 2015 at Q4 - 2014 average exchange rates % Change Y/Y currency neutral Total Revenues $112.9 million - 11% $124.4 million - 2% Sparkling Water Maker Units 769,000 - 24% Flavor Units 5.6 million - 8% CO 2 Refill Units 6.7 million +7% Operating Income Non - IFRS (1) $6.2 million - 24% $11.5 million +42% Operating Income exc. Share Based Compensation Non - IFRS (1 $8.9 million +72% $14.2 million +176% Net Income Non - IFRS (1) $5.0 million - 33% Net Income exc. Share Based Compensation Non - IFRS (1 $7.7 million +72% EPS (2) Non - IFRS (1) $0.24 - 31% Net Income IFRS $2.8 million NA EPS (2) IFRS $0.13 NA Financial Highlights Q4 2015 (1) Excluding impact of restructuring. For reconciliations of the non - IFRS measures to the IFRS results, see the company’s press release “SodaStream reports fourth quarter fiscal 2015 results” (2) Based on 21.2 million weighted shares outstanding in Q4 2015 and 21.1 million weighted shares outstanding in Q4 2014

Q4 and FY - 2012 Presentation 2 Revenue 2014 – 2015 $ 118 $141 $126 $127 $91 $105 $102 $119 $ 110 $126 $113 $124 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q1 2015 Currency Neutral* Q2 2015 Q2 2015 Currency Neutral* Q3 2015 Q3 2015 Currency Neutral* Q4 2015 Q4 2015 Currency Neutral* ($m) - 11% - 2% 0% - 16% % change vs. 2014 qtr. currency neutral * Excluding restructuring cost and Currency Neutral: 2015 at 2014 exchange rates

Q4 and FY - 2012 Presentation 3 Operating Income 2014 – 2015 $2.3 $11.2 $8.9 $8.1 $ 3.7 $6.3 $4.5 $9.0 $5.4 $10.5 $6.2 $11.5 Q1 2014 Q2 2014 Q3 2014 Q4 2014 Q1 2015 Q1 2015 Currency Neutral* Q2 2015 Q2 2015 Currency Neutral* Q3 2015 Q3 2015 Currency Neutral* Q4 2015 Q4 2015 Currency Neutral* ($m) +174% +42% +18% - 20% % change vs. 2014 qtr. currency neutr al *Excluding restructuring cost and Currency Neutral: 2015 at 2014 exchange rates

2015 % Change Y/Y 2015 at 2014 average exchange rates % Change Y/Y currency neutral Total Revenues $416.0 million - 19% $474.6 million - 7% Sparkling Water Maker Units 2,4 million - 25% Flavor Units 22.3 million - 29% CO 2 Refill Units 26.8 million +7% Operating Income Non - IFRS (1) $19.8 million - 35% $33.8 million +10% Operating Income exc. Share Based Compensation Non - IFRS (1) $26.2 million - 24% $40.3 million +17% Net Income Non - IFRS (1) $21.6 million - 23% Net Income exc. Share Based Compensation Non - IFRS (1 $28.1 million - 11% EPS (2) Non - IFRS (1) $1.02 - 22% Net Income IFRS $12.1 million - 2% EPS (2) IFRS $0.57 - 2% Financial Highlights Full - Year 2015 (1) Excluding impact of restructuring. For reconciliations of the non - IFRS measures to the IFRS results, see the company’s press release “SodaStream reports fourth quarter fiscal 2015 results” (2) Based on 21.1 million weighted shares outstanding in 2015 and 21.3 million weighted shares outstanding in 2014 4

Q 4 and FY - 2012 Presentation 5 Revenue 2010 – 2015 $208.4 $289.0 $436.3 $562.7 $511.8 $ 416.0 $ 474.6 2010 2011 2012 2013 2014 2015 2015 Currency Neutral* ($m) * Excluding restructuring cost and Currency Neutral: 2015 at 2014 exchange rates - 19% - 7%

Q4 and FY - 2012 Presentation 6 Operating Income 2010 – 2015 14.5 28.7 45.5 48.9 30.6 19.8 33.8 2010 2011 2012 2013 2014 2015 2015 Currency Neutral* ($m) *Excluding restructuring cost and Currency Neutral: 2015 at 2014 exchange rates - 35% +10%

Q4 and FY - 2012 Presentation 7 Product Sales Quantity 2010 – 2015 (millions) 1.9 2.7 3.5 4.4 3.2 2.4 2010 2011 2012 2013 2014 2015 Sparkling Water Makers 10.3 13.3 16.5 21.5 25.0 26.8 2010 2011 2012 2013 2014 2015 Gas Refills 13.8 18.9 28.1 34.3 31.4 22.3 2010 2011 2012 2013 2014 2015 Flavors

Consolidated Statements of Operations Q4 - 2015 vs. Q4 - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Audited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) Revenue $126,526 $0 $126,526 $112,942 $0 $112,942 Cost of revenue 71,018 (8,307) 62,711 60,909 (2,171) 58,738 Gross profit 55,508 8,307 63,815 52,033 2,171 54,204 Operating expenses Sales and marketing 42,945 42,945 35,031 35,031 General and administrative 9,437 9,437 12,389 0 12,389 Other income, net 10,654 (7,342) 3,312 631 0 631 Total operating expenses 63,036 (7,342) 55,694 48,051 0 48,051 Operating income (7,528) 15,649 8,121 3,982 2,171 6,153 Interest expense (income), net (151) (151) 286 286 Other financial expense (income), net (383) (383) 20 20 Total financial expense (income), net (534) (534) 306 306 Income before income taxes (6,994) 15,649 8,655 3,676 2,171 5,847 Income tax expense 1,196 1,196 848 848 Net income for the period - $8,190 $15,649 $7,459 $2,828 $2,171 $4,999 Net income per share Basic - $0.39 $0.75 $0.36 $0.13 $0.11 $0.24 Diluted - $0.39 $0.74 $0.35 $0.13 $ 0.11 $0.24 Weighted average number of shares Basic 21,007 21,007 21,064 21,064 Diluted 21,076 21,076 21,151 21,151 8

Consolidated Statements of Operations FY - 2015 vs. FY - 2014 2014 2015 Reported Reported (Unadjusted) Restructuring Adjusted (Unadjusted) Restructuring Adjusted (Audited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) (Unaudited) Revenue $511,774 $0 $511,774 $413,135 $2,820 $415,955 Cost of revenue 258,686 (8,307) 250,379 216,364 (6,698) 209,666 Gross profit 253,088 8,307 261,395 196,771 9,518 206,289 Operating expenses Sales and marketing 177,668 177,668 138,641 138,641 General and administrative 49,795 49,795 47,258 47,258 Other income, net 10,654 (7,342) 3,312 631 0 631 Total operating expenses 238,117 (7,342) 230,775 186,530 0 186,530 Operating income 14,971 15,649 30,620 10,241 9,518 19,759 Interest expense (income), net 401 401 350 350 Other financial expense (income), net (1,593) (1,593) (5,192) (5,192) Total financial expense (income), net (1,192) (1,192) (4,842) (4,842) Income before income taxes 16,163 15,649 31,812 15,083 9,518 24,601 Income tax expense 3,868 3,868 3,006 3,006 Net income for the period $12,295 $15,649 $27,944 $12,077 $9,518 $21,595 Net income per share Basic $0.59 $0.74 $1.33 $0.57 $ 0.46 $1.03 Diluted $0.58 $0.73 $1.31 $0.57 $0.45 $1.02 Weighted average number of shares Basic 20,968 20,968 21,037 21,037 Diluted 21,251 21,251 21,117 21,117 9